Filed by The Shyft Group, Inc.

(Commission File No.: 001-33582)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: The Shyft Group, Inc.

(Commission File No.: 001-33582)

On April 29, 2025, The Shyft Group, Inc. (“Shyft”) and Aebi Schmidt Holding AG (“Aebi Schmidt”) made the following investor presentation available to investors in connection with the proposed merger of Shyft with and into an indirect, wholly owned subsidiary of Aebi Schmidt (the “Merger”). Such presentation was also made available on aspecialtyvehiclesleader.com, a microsite used by Shyft in connection with the Merger:

Merger of Shyft Group and Aebi Schmidt Group April 2025 Investor presentation

Forward-Looking Statements

Certain statements in this presentation are forward-looking statements. In some cases, Shyft has identified forward-looking statements by such words or phrases as "will likely result," "is confident that," "expect," "expects," "should," "could," "may," "will continue to," "believe," "believes," "anticipates," "predicts," "forecasts," "estimates," "projects," "potential," "intends" or similar expressions identifying "forward-looking statements", including the negative of those words and phrases. Such forward-looking statements are based on management's current views and assumptions regarding future events, future business conditions and the outlook for Shyft based on currently available information. These forward-looking statements may include projections of Shyft's future financial performance, Shyft's anticipated growth strategies and anticipated trends in Shyft's business. These statements are only predictions based on management's current expectations and projections about future events. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and anticipated growth strategies and anticipated trends in Shyft's, Aebi Schmidt's and, following the completion of the proposed transaction, the combined company's business.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements include, among others, the non-satisfaction or non-waiver, on a timely basis or otherwise, of one or more closing conditions to the proposed transaction; the prohibition or delay of the consummation of the proposed transaction by a governmental entity; the risk that the proposed transaction may not be completed in the expected time frame; unexpected costs, charges or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integration; the ability of the combined company to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of the combined company; inability to retain and hire key personnel; negative changes in the relationships with major customers and suppliers that adversely affect revenues and profits; disruptions to existing business operations; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; risks related to ownership of Aebi Schmidt common stock; uncertainty as to the long-term value of the combined company's common stock; and the diversion of Shyft's and Aebi Schmidt's management's time on transaction-related matters. These risks, as well as other risks associated with the businesses of Shyft and Aebi Schmidt, are more fully discussed in the combined proxy statement/prospectus. Although management believes the expectations reflected in the forward-looking statements are reasonable, Shyft cannot guarantee future results, level of activity, performance or achievements. Moreover, neither management, Shyft nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Shyft wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Shyft is under no duty to and specifically declines to undertake any obligation to publicly revise or update any of these forward-looking statements after the date of this press release to conform its prior statements to actual results, revised expectations or to reflect the occurrence of anticipated or unanticipated events.

Additional information concerning these and other factors that may impact Shyft's and Aebi Schmidt's expectations and projections can be found in Shyft's periodic filings with the SEC, including Shyft's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Shyft's SEC filings are available publicly on the SEC's website at www.sec.gov.

2

No offer or solicitation This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made in the United States absent registration under the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements . Participants in the Solicitation Shyft, Aebi Schmidt and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction . Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the transaction, by security holdings or otherwise, are set forth in the combined proxy statement/prospectus and other relevant materials filed with the SEC . Information regarding the directors and executive officers of Shyft is contained in the sections entitled "Election of Directors" and "Ownership of Securities" included in Shyft's proxy statement for the 2025 annual meeting of stockholders, which was filed with the SEC on March 31 , 2025 (and which is available at sec . gov/Archives/ edgar /data/ 743238 / 000114036125011166 /ny 20039255 x 1 _def 14 a . htm ) and in the section entitled "Directors, Executive Officers, and Corporate Governance" included in Shyft's Annual Report on Form 10 - K for the year ended December 31 , 2024 , which was filed with the SEC on February 20 , 2025 (and which is available at https : //www . sec . gov/ix?doc=/Archives/edgar/data/ 0000743238 / 000143774925004501 /shyf 20241231 c_ 10 k . htm ), and certain of its Current Reports filed on Form 8 - K . These documents can be obtained free of charge from the sources indicated below . Additional information and where to find it Aebi Schmidt has filed a registration statement on Form S - 4 with the SEC in connection with the proposed transaction. The Form S - 4 contains a combined proxy statement/prospectus of Shyft and Aebi Schmidt. Aebi Schmidt and Shyft prepared and filed the combined proxy statement/prospectus with the SEC and Sh yft will mail the combined proxy statement/prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This commu nic ation is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the proposed trans act ion. INVESTORS SHOULD READ THE COMBINED PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WEL L A S ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE PRO POSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The Form S - 4, the combined proxy statement/prospectus and all other documents filed with the SEC in connection with the transaction will be available when filed free of charge on the SEC's web site at www.sec.gov . Copies of documents filed with the SEC by Shyft will be made available free of charge on Shyft's investor relations website at https://theshyftgroup.com/investor - relations/ . 3

4 This presentation presents Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted net income, adjusted earnings per share, and free cash flow, each of which is a non - GAAP financial measure . We define Adjusted EBITDA as income before interest, income taxes, depreciation and amortization, as adjusted to eliminate the impact of restructuring charges, transaction related expenses and adjustments, non - cash stock - based compensation expenses, and other gains and losses not reflective of our ongoing operations . We present the non - GAAP measure Adjusted EBITDA because we consider it to be an important supplemental measure of our performance . The presentation of Adjusted EBITDA enables investors to better understand our operations by removing items that we believe are not representative of our continuing operations and may distort our longer - term operating trends . We believe this measure to be useful to improve the comparability of our results from period to period and with our competitors, as well as to show ongoing results from operations distinct from items that are infrequent or not indicative of our continuing operating performance . We believe that presenting this non - GAAP measure is useful to investors because it permits investors to view performance using the same tools that management uses to budget, make operating and strategic decisions, and evaluate our historical performance . Our management uses Adjusted EBITDA to evaluate the performance of and allocate resources to our segments . Adjusted EBITDA is also used, along with other financial and non - financial measures, for purposes of determining annual incentive compensation for our management team and long - term incentive compensation for certain members of our management team . We define free cash flow as net cash provided by (used in) operating activities less purchases of property, plant and equipment and add proceeds from sale of property, plant and equipment . We believe this measure of free cash flow provides management and investors further useful information on cash generation or use in our operations . The Company does not provide reconciliations of forward - looking non - GAAP financial measures, such as adjusted EPS, adjusted EBITDA, and free cash flow, to the most comparable GAAP financial measures on a forward - looking basis because the Company is unable to provide a meaningful or accurate calculation or estimation of reconciling items, and the information is not available without unreasonable effort . This is due to the inherent difficulty of forecasting the timing and amount of certain items, such as, but not limited to, transaction and compensation costs related to the proposed transaction with Aebi Schmidt, and other non - routine costs . Each of such adjustments has not yet occurred, are out of the Company's control and/or cannot be reasonably predicted . For the same reasons, the Company is unable to address the probable significance of the unavailable information . We believe that the presentation of these non - GAAP measures, when considered together with the corresponding GAAP financial measures and the reconciliations to that measure, provides investors with additional understanding of the factors and trends affecting our business than could be obtained in the absence of this disclosure . Reconciliation of Non - GAAP Financial Measures

+ Combination Overview 1 Aebi Schmidt Overview 2 Shyft Group Overview and Q1 2025 Update 3 Conclusion 4 Appendix: Additional Support Information

Combination Overview | Aebi Schmidt Overview | Shyft Group Overview and Q1 2025 Update | Conclusion

Combination Creates Leading Specialty Vehicles Company Positioned to Drive Outsized Growth

MergeCo

2025E Pro Forma (1)(2)(3)

~$2.2B
Revenue(2)
~75% Revenue North America,
~25% Revenue Europe & ROW

~$214M
Adjusted EBITDA(3)
~10% margin

SHYFT GROUP
48%
Ownership

aebi schmidt group
52%
Ownership

- **Scaled-up global specialty vehicles leader focused on attractive North American market,** with a strong European presence
- **Expanded portfolio, shared innovation, and deep relationships strengthen solutions** for combined customer base and drive competitive growth
- **Annual run-rate synergies of $25M – $30M by year 2** from cost optimization, operational efficiencies, cross-selling, and geographic expansion
- **Strong financial profile and cash flow generation** supports ability to outperform market to deliver profitable growth
- **Additional value driven by growth strategy** focused on organic investments, portfolio optimization, and M&A
- **Highly experienced management team with proven track record** of operational excellence and M&A integration

Strategic vision to generate longer-term pro forma combined revenue of $3bn+ with mid-teens EBITDA margin

Source: Company information; Aebi Schmidt financials presented on a Swiss GAAP FER basis; Financials converted to USD using a EUR / USD exchange rate of 1.05 (as of 12/13/24)
1. 2025E figures based on Shyft Management Strategic Plan and Aebi Schmidt Management Strategic Plan as of 12/13/2024
2. Includes $50M of near-term annual run-rate revenue synergies
3. Adjusted EBITDA adjusted to exclude stock-based compensation expense; Includes total annual run-rate synergies comprised of $20M to $25M cost synergies and an additional $5M adjusted EBITDA opportunity from near-term revenue synergies

6

Combination Creates Top 3 Specialty Vehicles Leader Source: Company information, FactSet; Aebi Schmidt financials presented on a Swiss GAAP FER basis; Financials converted to USD using a EUR / USD exchange rate of 1.05 (as of 12/13/24) 1. REV Group fiscal year end of October 31, 2023 2. Palfinger and Rosenbauer revenue is presented on an IFRS basis $2,638 $2,565 $1,853 $ 1,723 $ 1,690 $ 1,244 $1,117 $981 $ 872 $ 568 (1) MergeCo 7 (2) (2) Specialty Vehicles Key Market Participants 2023 Revenue ($M) Combination Overview Aebi Schmidt Overview Shyft Group Overview and Q1 2025 Update Conclusion

2023 Revenue ($M) $523 North America Europe & ROW $872 + Pro Forma Combined ~$1.9B $1,395 75% $457 25% $523 $457 $872 100% 53% 47% Source: Company information; Aebi Schmidt financials presented on a Swiss GAAP FER basis; Financials converted to USD using a EUR / USD exchange rate of 1.05 (as of 12/13/24) (1) Commercial Bodies, Upfit & Trailers on a Pro Forma Combined basis includes Shyft Other Specialty Vehicles business and Ae bi Schmidt Commercial Upfit and Trailers business 8 Geographic Exposure End Market / Product Exposure (1) Fleet Vehicles 56% Other Specialty Vehicles 23% Motorhome Chassis 12% Aftermarket Parts & Accessories 9% Commercial Bodies, Upfit, & Trailers 27% Fleet Vehicles 26% Roadway Snow & Ice Clearing 18% Aftermarket Sales 13% Airport 6% Motorhome Chassis 6% Agriculture Equipment 4% Roadway Snow & Ice Clearing 34% Commercial Upfit & Trailers 31% Aftermarket Sales 16% Airport 11% Agriculture Equipment 8% Enlarged Platform with Attractive, Diversified End Market Exposure and Global Reach Combination Overview Aebi Schmidt Overview Shyft Group Overview and Q1 2025 Update Conclusion

Combination Overview | Aebi Schmidt Overview | Shyft Group Overview and Q1 2025 Update | Conclusion

Shyft and Aebi Schmidt Coming Together

Value Proposition

- Strong North America focus with profitable, leading European products
- Broad, diversified offering with low cyclicality
- Accelerates upfit and after sales opportunity
- Immediate synergies/track record of integration
- Scale/size to be more aggressive in M&A
- Strong functional expertise in electrification
- Customer-centric management approach

Complementary Operational Footprint



SHYFT GROUP
- Utilimaster
- Royal Truck Body
- DuraMag/Magnum
- Strobes-R-Us
- Spartan RV Chassis
- Builtmore
- ITU

aebi schmidt group
- Meyer Products
- Swenson
- M-B
- Monroe
- Towmaster
- ELP
- Logistics

Source: Company information

9

10 • Vertical integration • Cost - saving opportunities from combined supply chain organization • Operational efficiency gains in capacity optimization of production and uplift locations in U.S. • Streamlined leadership team and corporate services Additional Long - term Value Potential Technology and production know - how increases product innovation Significant Synergy Value with Additional Value Creation Upside Opportunities Growth, margin and FCF (1) accretive EPS accretive in year 1 ROIC > WACC in year 3 Source: Company information 1. Free cash flow defined as Adjusted EBITDA minus capital expenditures Strengthened balance sheet supports strategic, value - enhancing organic and inorganic investments Opportunities to enhance returns from broader portfolio • Cross - selling across joint distribution platform • Geographic expansion $20 - $25M Cost Synergies Additional $5M EBITDA Opportunity from Near - term Revenue Synergies $25 - $30M Achievable Run - rate Synergies Creates Significant Value Combination Overview Aebi Schmidt Overview Shyft Group Overview and Q1 2025 Update Conclusion

Combination Overview | Aebi Schmidt Overview | Shyft Group Overview and Q1 2025 Update | Conclusion

Combination Unlocks Attractive Synergy Potential with Customers

Expanding Regional Reach and Unlocking Cross-Selling Opportunities for Nationwide Growth

Potential to win nationwide customers

- US-nationwide telecom company operates >70k vehicles across the US
- Need a partner capable of deploying vehicles nationwide without regional limitations
- Geographical footprint plays an important role in the upfit and service business

Shyft Group	Aebi Schmidt	Combined
18 upfit centers	10 upfit centers	28 upfit centers



Regionally limited	Regionally limited	Nationwide
Not a potential partner	**Not** a potential partner	**Potential partner**

Leverage existing customer relationships and cross-selling

- Airports are core customers for our broad product portfolio
- Opportunities to sell Pavement-Markers, TT Mowers, Electric Sweepers
- Leverage relationships for one-solution provider of airport equipment aebi schmidt
+
SHYFT GROUP
Walk in vans
Leading global parcel delivery customers
Freight Hubs
Airport
Airport equipment


Airport
Work Truck Bodies & Upfit
Runway Cleaning Equipment
Strobes Airport Security Vehicles
TT Mowers
Van Upfits for Airport Fleet
Pavement-Markers

Source: Company information

11

Combination Overview | Aebi Schmidt Overview | Shyft Group Overview and Q1 2025 Update | Conclusion

Best-in-Class Board Leadership and Governance

Separate Chairman and CEO with majority of Directors independent

Composition of Combined Board of Directors



James Sharman
(Chairman, Independent)



Barend Fruithof
(Vice Chairman, CEO)



Paul Mascarenas
(Independent)



Angela Freeman
(Independent)



Andreas Rickenbacher
(Independent)



Patrick Schaub
(Independent)



Michael Dinkins
(Independent)



Terri Pizzuto
(Independent)



Martin Ritter
(Non-Independent)



Daniela Spuhler
(Non-Independent)



Peter Spuhler
(Non-Independent)

SHYFT GROUP　　aebi schmidt group

Board Committees

Committees fully independent consistent with SEC and Nasdaq requirements

Committee	Members
Governance and Sustainability Committee	▪ Paul Mascarenas (Chair, Independent) ▪ Andreas Rickenbacher (Independent) ▪ Patrick Schaub (Independent)
Compensation Committee	▪ Andreas Rickenbacher (Chair, Independent) ▪ James A. Sharman (Independent) ▪ Angela Freeman (Independent)
Audit Committee	▪ Patrick Schaub (Chair, Independent) ▪ Terri Pizzuto (Independent) ▪ Michael Dinkins (Independent)

12

Combination Overview | Aebi Schmidt Overview | Shyft Group Overview and Q1 2025 Update | Conclusion

A Winning Executive Leadership Team

Strong Track Record of Operational Excellence and M&A Integration

Group CEO
Barend Fruithof
38 Years of Experience

- **North America**
  - President, Powered Vehicles and CEO North America — Steffen Schwerda, *28 Years of Experience*
  - President Commercial & Fleet — Jacob Farmer, *28 Years of Experience*
- **Europe**
  - CEO Europe — Henning Schröder, *23 Years of Experience*
- **Group Functions**
  - Group CFO — Marco Portmann, *20 Years of Experience*
  - Group General Counsel — Josh Sherbin, *36 Years of Experience*
  - Group Corporate Services — Thomas Schenkirsch, *26 Years of Experience*
  - Group Supply Chain — Stefan Kaltenbach, *23 Years of Experience*
  - Group Engineering — Marcus Scherer, *29 Years of Experience*

Selected Previous Experience of Executive Board

Bombardier, Continental, Credit Suisse, Forvia, Julius Bär, Meritor, PerkinElmer, Rexroth (A Bosch Company), SAF Holland, Siemens, Swiss Steel Group, TriMas, Valeo

Represents location

13

Combination Overview | Aebi Schmidt Overview | Shyft Group Overview and Q1 2025 Update | Conclusion

MergeCo Pro Forma Historical Financials

Pro Forma Combined Sales and Adjusted EBITDA

Sales 2024A ($M)


1,086
786
(4)
1,868
Aebi Schmidt
Shyft
PF Adj.
PF MergeCo

- **Total sales of the pro-forma combined MergeCo of $1,868M as per Dec-24:**
  - Aebi Schmidt US GAAP sales of $1,086M
  - Shyft reported sales of $786M
  - Transaction adjustments of ($4M) from elimination of sales arising from intercompany transactions between Aebi Schmidt and Shyft

Adj. EBITDA[1] 2024A ($M)


% Sales
9.1%
6.2%
7.9%
99
49
148
Aebi Schmidt
Shyft
PF MergeCo

- **Total adjusted EBITDA of the pro-forma combined MergeCo of $148M as per Dec-24:**
  - Aebi Schmidt adj. EBITDA of $99M
  - Shyft adj. EBITDA of $49M
  - Pro-forma historical financials have not given effect to synergies expected to result from merger

Source: Preliminary S-4 Registration Statement, company information

1) Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures

14

Combination Overview | Aebi Schmidt Overview | Shyft Group Overview and Q1 2025 Update | Conclusion

Best of Both Companies – How We Will Win

OPERATIONAL EFFICIENCY	CUSTOMER FOCUS AND SALES EXCELLENCE	MARKET POSITION AND REACH	INNOVATIVE AND DIVERSE SOLUTIONS
✓ Advanced production facilities ✓ Engineering excellence	✓ Established fleet customer relationships ✓ Sales expertise for municipalities and government customers	✓ U.S. leader in parcel and freight ✓ Extensive North American commercial reach	✓ Wide-ranging product portfolio ✓ Unique digital solutions including telematics

SHYFT GROUP — END-TO-END VALUE PROPOSITION FOR CUSTOMERS — aebi schmidt group

Shyft Group:
- COMMERCIAL INFRASTRUCTURE
- PARCEL & FREIGHT
- UPFIT
- MOTORHOME
- MUNICIPAL



SHYFT
Service Truck Bodies

+



AEBI SCHMIDT
Work Truck Upfitting

+



SHYFT
Commercial Infrastructure Accessories



SHYFT
Chassis Manufacturing

+



AEBI SCHMIDT
Airport Snow Clearing

+



SHYFT
Commercial Infrastructure Accessories

Aebi Schmidt:
- COMMERCIAL INFRASTRUCTURE
- WINTER
- SUMMER
- ROADWAY AND AIRPORT
- AGRICULTURAL

Source: Company information

15

+ Combination Overview 1 Aebi Schmidt Overview 2 Shyft Group Overview and Q1 2025 Update 3 Conclusion 4 Appendix: Additional Support Information

Combination Overview | Aebi Schmidt Overview | Shyft Group Overview and Q1 2025 Update | Conclusion

Serving Attractive End Markets with Comprehensive Offering and Leading Brands

Commercial Trucks & Trailers	Snow & Ice Clearing	Street Sweeping & Marking, Environmental Maintenance	Airport Snow & Ice Clearing	Agriculture
				
towmaster, monroe	schmidt, arctic, nido, swenson, meyer, elp, monroe	schmidt	schmidt, mb	aebi

14 *Production facilities, including 9 in North America, and 10 upfit centers*

16 *Countries with own sales and service organization*

90 *Countries served via established partnerships with dealers*

3,000 *Employees with ~50% in North America*

~$1B+ *2024 Revenue*

Source: Company information, Aebi Schmidt financials presented on a Swiss GAAP FER basis; Financials converted to USD using a EUR / USD exchange rate of 1.05 (as of 12/13/24)

17

Combination Overview | Aebi Schmidt Overview | Shyft Group Overview and Q1 2025 Update | Conclusion

Market Leading Product Offerings Across Attractive, Diverse Geographies and End Markets

Strong brands with leading positions in growing markets in the United States and Europe

	Commercial Trucks & Trailers	Snow & Ice Clearing		Street Sweeping & Marking, Environmental Maintenance	Airport Snow & Ice Clearing		Agriculture
							
Brands	towmaster monroe	schmidt, arctic, nido swenson, meyer elp, monroe		schmidt	schmidt	mb	aebi
Footprint[1]	US	US	EU	EU	US	EU	EU
Addressable Market Size ($M)	Commercial Trucks: ~$4BN Trailers: ~$700M *(management estimate)*	~$965M	~$440M	~$815M	~$265M	~$130M	~$300M *(management estimate)*
Positioning	Regional leader in the Midwest Top quality vendor for construction equipment trailers *(management estimate)*	#1 vendor for municipal #5 vendor for commercial	#1 vendor for roadway snow and ice	#1 vendor for street cleaning	#1 vendor for airport equipment		#1 vendor for alpine markets *(management estimate)*

Source: Company information, Third Party Advisor

1) The US flag is indicative of North America (US and Canada); EU flag is indicative of Europe (incl. Non-EU countries)

18

Combination Overview | Aebi Schmidt Overview | Shyft Group Overview and Q1 2025 Update | Conclusion

KPI-Driven Management Approach Drives Value Creation

Introduced management KPI framework to steer the Company to ensure profitability and positive cash flow

	Our Stand-alone Strategic Ambitions	Management KPI
Market	**1 Grow to Top 3 in all our business areas** – *Ensure a strong profitable position in consolidating markets* **2 Achieve After Sales Excellence** – *Increase after sales business and strengthen customer relationships*	• Organic growth • Market position per Business Area
Financials	**3 Grow Sales Faster than Costs** – *Leverage economies of scale and keep structural costs lean to support profitable growth. Improve cash flows to lower net debt*	• EBIT margin
Innovation & Process	**4 Process Optimization** – *Optimize processes through standardization, centralization and continuous improvement* **5 Innovate Sustainably** – *Introduce sustainable business models, products and services onto the market*	• Plant efficiency • OPEX / Sales ratio • R&D expenses
People	**6 Be an Attractive Employer** – *Attract new talent and offer our employees attractive prospects to build an engaged workforce which supports our ambitious growth plans*	• Internal fill rate *(talent development)*

19

Combination Overview | Aebi Schmidt Overview | Shyft Group Overview and Q1 2025 Update | Conclusion

Strong Track Record of M&A Execution, Integration and Synergy Realization to Drive Value Creation

2023 — **Snow & Ice Business**
(acquired from Oshkosh)

2021 — **Monroe Truck Equipment**

Landmark transaction, boosting US and commercial vehicles presence


Revenue ($M)
+32%
268
353
2021A
2024E
EBITDA ($M)
+83%
21
39
2021A
2024E

2018 — **M-B Companies**

Acquisition of leading US manufacturer of snow removal and cleaning machines, gaining access to attractive North American airport sector


Revenue ($M)
+99%
75
149
2017A
2024E
EBITDA ($M)
+140%
10
24
2017A
2024E

2015 — **Meyer Products and Swenson Spreader**

Key Highlights and Achievements

- ✓ Fully integrated into ASH organization
- ✓ Demonstrated growth and increase in profitability post integration
- ✓ Investment in new facilities (production facility for MB) opening of new upfit centers (Winston-Salem, Toronto, Canada, Minneapolis)
- ✓ Positive feedback from US management team with high retention rate

Source: Company information

20

Combination Overview | Aebi Schmidt Overview | Shyft Group Overview and Q1 2025 Update | Conclusion

Significant Integration Experience to Capture M&A Value

	Snow & Ice Business *(acquired from Oshkosh)*	**Monroe Truck Equipment**	**M-B Companies**
			
Year of Acquisition	2023	2021	2018
Rationale	Expand **Snow & Ice market position** in North America	**Enhance market presence in North America** and expand into **new business areas** (commercial)	Securing a **foothold in the North American Airport market** and achieve **critical scale** in the region
Locations	**Integrated fully into M-B** including production locations	8 locations in North America	4 locations in North America
Integration Highlights	• **Improved after sales performance** (was outsourced to dealers compared to M-B with own service engineers) • **New central warehouse** in Fond du Lac, WI, for spare parts (M-B & Oshkosh parts)	• Implemented **value capture plans and optimized operating model** • **Plow standardization** between Monroe and Kielce (Poland) • **Technology transfer** from Swenson eVbox to Monroe spreader	• **Won new Tier-1 Airports** (e.g. Chicago, Denver, etc.) under new ownership; previously very successful with Tier 2 / 3 airports • Increased **focus on After Sales**
Outcome	• **Very positive market reaction** • **New customer gains**, e.g. Chicago Airport starting to outsource their fleet maintenance of airport products to Aebi Schmidt / M-B	• **Standardized manufacturing** processes • **Increased purchasing volume** and reduction in components and portfolio variance • Realization of **synergies in the municipal business** (Monroe / Swenson)	• **Strong increase in sales** • Increased demand led to a major **investment to build a new production facility** for M-B Airport products

Source: Company information

21

+ Combination Overview 1 Aebi Schmidt Overview 2 Shyft Group Overview and Q1 2025 Update 3 Conclusion 4 Appendix: Additional Support Information

FVS $434 SV $348 Blue Arc Specialty Vehicles & Services (SV) Fleet Vehicles & Services (FVS) $786M (1) The Shyft Group At A Glance 23 Solid product portfolio aligned to attractive growth markets 21 manufacturing locations reaching ~85% of U.S. population 9 leading brands across 2 operating segments End - Market Exposure Footprint Sales (FY 2024) Source: Company information 1) Includes eliminations and other Combination Overview Aebi Schmidt Overview Shyft Group Overview and Q1 2025 Update Conclusion Fleet Vehicles Infrastructure Aftermarket Parts Motorhome

Shyft 1Q 2025 Highlights <2.0x Net Leverage Ratio Adjusted EBITDA $205M 3% increase YoY Sales Strong start to the year with continued balance sheet strength $12M 6 % of Sales $335 M 7% improvement vs. YE 2024 Backlo g 1 24 x Blue Arc sales of $26.3M x Shyft adjusted EBITDA margins doubled YoY  FVS margins improved to 3.8%, +2.9 pts YoY  SV maintained high teens margins at 17% x Strong service body order intake x Balance sheet remains strong and well positioned to support growth 1.) Consolidated backlog as of March 31, 2025 does not reflect Blue Arc order activity Combination Overview Aebi Schmidt Overview Shyft Group Overview and Q1 2025 Update Conclusion

Combination Overview | Aebi Schmidt Overview | Shyft Group Overview and Q1 2025 Update | Conclusion

Shyft 2025 Full-Year Outlook

Metric	Outlook	Commentary
Sales	**$870 to $970M** *+17% YoY at midpoint*	• Assumes modest market recovery weighted toward the second half of the year for parcel and motorhome • Sales growth led by demand for infrastructure related products
Adjusted EBITDA	**$62 to $72M** *+37% YoY at midpoint*	• Reflects positive financial impact of Blue Arc production ramp • Continue to invest in growth initiatives while tightly managing cost
Adjusted EPS	**$0.69 to $0.92** *+83% YoY at midpoint*	• EPS assumes share count of ~35M shares • Effective tax rate of 20%
Free Cash Flow	**$25 to $30M** *+67% YoY at midpoint*	• Capital expenditure outlook of $15M • Continued focus on working capital reduction

Laser focused on delivering profitable growth and free cash flow year-over-year

25

Combined company to be named “Aebi Schmidt Group” and expected new ticker symbol “AEBI” to be listed in the U.S. on the Nasdaq On Track With Milestones Related to Proposed Merger Closing Transaction expected to close by mid - 2025 + x x x 26 Note: Supplemental investor materials can be found at: www.aspecialtyvehiclesleader.com Successful syndication of the $600M credit facility with oversubscription Pending SEC review of preliminary S - 4 filed on April 4, 2025 x All other contemplated US and ex - US regulatory clearances obtained Preparing to unlock full value creation of the combination Combination Overview Aebi Schmidt Overview Shyft Group Overview and Q1 2025 Update Conclusion

+ Combination Overview 1 Aebi Schmidt Overview 2 Shyft Group Overview and Q1 2025 Update 3 Conclusion 4 Appendix: Additional Support Information

Shyft Group and Aebi Schmidt Combination Creates Highly Attractive Investment Opportunity 28 1 Industry leader with significant scale, North American focus and global reach 3 Significant synergy value creation through growth and profit optimization with additional value upside 4 Strong financial profile and cash flow generation to support organic and M&A growth and portfolio optimization 5 H ighly experienced management team with proven track record of operational excellence and M&A integration 2 Complementary end markets, products and service offerings, customers, geographies and cultures Strategic vision to generate longer - term pro forma combined revenue of $3bn+ with mid - teens EBITDA margin Combination Overview Aebi Schmidt Overview Shyft Group Overview and Q1 2025 Update Conclusion

+ Combination Overview 1 Aebi Schmidt Overview 2 Shyft Group Overview and Q1 2025 Update 3 Conclusion 4 Appendix: Additional Support Information

30 Well Positioned to Navigate Macroeconomic Change Comparably Limited Risk from new Tariffs and Trade Policies – Opportunity to win Market Share Aebi Schmidt Shyft Organizational Actions • Implemented a dedicated task force led by Group Supply Chain Management • Continuous tracking and monitoring of the situation and implications on supply chain • Review of potential options and scenarios to adapt quickly to changing environment and ensure continuity • Executive management team highly engaged and driving remediation actions in response to the macro environment • Group companies are continuously tracking and evaluating their exposure • Continuous improvement actions taken to reduce costs Implications • Exposure on supply side limited (due to hedging, limited interdependencies between NA / EU, etc.) • Further potential identified to reduce impact on supply and customer side • Potential to win additional business in NA from European - only suppliers (i.e. in Airport) • Customers are more cautious around timing of purchases • Ability to pass - on higher input prices to customers for new orders • Expect to maintain overall profitability through 2025 MergeCo with a combined supply chain organization and nationwide reach, will benefit from strengthened purchasing and pricing power

Positive Momentum with Customers

Landmark Contract Win with Minneapolis-St. Paul Airport and First Delivery of Blue Arc Trucks

Landmark Contract with Minnesota Airport



- Aebi Schmidt secures a **landmark ~$56M contract with Minneapolis-St. Paul International Airport** (MSP) to enhance snow removal operations
- **M-B Companies to deliver 58 cutting-edge snow removal vehicles between fall 2025 and 2027**, ensuring peak winter readiness
- Expanding on the long-term partnership, this contract brings **MSP's Aebi Schmidt fleet to over 60 advanced snow removal machines**

First Delivery of Blue Arc Trucks in LAX


FedEx


FedEx

- Announced in 2024, a **purchase order with FedEx for an order of 150 Blue Arc™ EV Trucks** to be integrated into the FedEx pickup and delivery fleet in the U.S.
- First vehicles shipped and deployed to the Los Angeles market where Shyft's commercial grade vehicle **delivers quality, reliability and versatility**
- **Demonstrates a long-standing and trusted customer relationship** with FedEx

31

Aebi Schmidt US GAAP Financials

Key Performance Indicators of Operations

Sales ($M)



% Y-o-Y growth
6.9%
1,016
1,086
542
474
593
493
2023A
2024A

- **Sales increased by $70M (+7%) to $1,086M** in comparison to 2023A
- **Sales in North America increased by $52M (+10%)** between 2023 and 2024, primarily **driven by an increase in orders for airport snow clearing machines** (M-B) and for **municipal business** (Monroe)
- **Sales in Europe and ROW increased by $19M (+4%)** between 2023 and 2024, primarily **driven by high demand for Street Sweeping** and favourable **momentum in demand of airport snow & ice clearing machines**

Adj. EBITDA[1] ($M)



% Sales
8.5%
9.1%
86
99
54
32
69
30
2023A
2024A

- Aebi Schmidt **operates its business as two reportable segments**: i) North America and ii) Europe incl. ROW. Both segments operate separately with limited cross-selling activities
- **Adj. EBITDA in North America increased by $14M (+26%)**, primarily driven by an **increase of sales resulting in better fix cost absorption and plant efficiency improvements**
- **Adj. EBITDA in Europe and ROW decreased by $2M (-5%)**, primarily driven by **lower level of spare parts sales** following a period of rather warm winter and rainy summer, partly offset by higher sales volume

North America | Europe and ROW

Source: Preliminary S-4 Registration Statement, Aebi Schmidt audited financials under US GAAP and in USD reporting currency
1) Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures, see appendix for a reconciliation

32

Aebi Schmidt US GAAP Financials

Key Balance Sheet Items

Net Working Capital[(1)] ($M)



% Sales
24.0%
20.1%
244
218
2023A
2024A

- Significantly **reduced net working capital driven by cash management:**
  - Reduction of accounts receivables
  - Improved supply planning resulting in reduction of inventory
- As a result, Aebi Schmidt reported **net cash provided by operating activities of $69M in 2024A** and $30M in 2023A, respectively

Net Debt[(2)] ($M)



x Adj. EBITDA LTM
4.0x
2.9x
343
283
2023A
2024A

- **Significant deleveraging** driven primarily by **strong operating performance and cash flow generation**
- Resulting in a **leverage ratio as per Dec-24 of approximately 2.9x**

Equity ($M)



% Total Assets
30.4%
33.6%
338
365
2023A
2024A

- **Improved consolidated equity ratio**, excluding long-term shareholder loans, **of 33.6%**
- As per Dec-24, US GAAP financials, before effects from the combination with Shyft, include **Goodwill and Intangible Assets from historical acquisitions of $221M and $175M**, respectively

Source: Preliminary S-4 Registration Statement, Aebi Schmidt audited financials under US GAAP and in USD reporting currency

1) Consisting of total current assets excluding cash and cash equivalents, less total current liabilities excluding operating lease liability and current portion of long-term debt

2) Including finance lease obligations of $2.0M as per Dec-24 and $2.9M as per Dec-23, but excluding long-term shareholder loans (subordinated) of $52.0M as per Dec-24 and $55.7M as per Dec-23

33

MergeCo Pro Forma Historical Financials

Pro Forma Combined Net Debt and Equity

Net Debt[1] ($M)



x Adj. EBITDA 2024A
2.9x
2.1x
2.7x
283
80
11
374
Aebi Schmidt
Shyft
PF Adj.
PF MergeCo

- **Pro forma combined Net Debt of MergeCo of $374M:**
  - Total financial debt of $498M
  - Less long-term shareholder loans (subordinated) of $52M
  - Less aggregated cash and cash equivalents of $72M
- **Combined leverage of 2.7x based on pro forma combined adjusted EBITDA of $138M[2]**

Equity[3][4] ($M)



% Total Assets
33.6%
43.7%
39.3%
365
248
33
647
Aebi Schmidt
Shyft
PF Adj.
PF MergeCo

- **Expected, preliminary equity step-up of $33m**
- **MergeCo's equity ratio depends on Shyft's share price movements until closing**
  - As presented ($8.09): Goodwill of c.$37M, implied equity ratio of 39.3%
  - 20% increase ($9.71): Goodwill of c.$93M, implied equity ratio of 41.3%
  - 20% decrease ($6.47): Goodwill of c.-$19M, implied equity ratio of 37.1%

Source: Preliminary S-4 Registration Statement, company information

1) Including finance lease obligations of $2.5M, but excluding long-term shareholder loans (subordinated) of $52.0M as per Dec-24
2) PF combined adj. EBITDA of $138M, Shyft EBITDA of $38.6M incl. non-cash stock-based compensation expense of $10.3M

3) Including preliminary purchase price allocation of Shyft
4) Preliminary Goodwill calculated on share price of $8.09

34

35 Cash Flow Generation – Drive free cash flow with efficient working capital management 1 Capital Structure – Maintain a healthy balance sheet 2 Organic and M&A Investment – Invest in growth 3 Portfolio Optimization – Ensure focus on highest ROIC businesses 4 Efficient capital deployment while maintaining low leverage Efficient Return of Capital – Dividends and share repurchases 5 MergeCo Capital Allocation Strategy

Shyft Group Product Profile

FVS segment	Walk-in Vans		• Lightweight aluminum body with a modularized cargo area, with driver ergonomics options and a low step-in height for easy entry and egress
	Truck Bodies		• Highly customizable cargo area for maximum versatility and manufactured with anti-rust galvanized steel, Utiliplate, and aluminum component parts
	Cutaway		• Highly configurable design that can be configured with a set-back walk-through bulkhead allowing access to the cargo area from the cab
	Velocity®		• Nimble, fuel efficient, and ergonomically designed walk-in van lineup built on commercial cargo van chassis across OEMs, designed to combine the cargo capacity of a traditional walk-in-van with the drivability of a smaller format vehicle
	Specialty Upfit		• Installs specialty interior and exterior upfit equipment for walk-in vans, truck bodies, cargo vans, and light duty pick-up trucks for added safety, cargo handling efficiency, and vocational functionality
	Parts and Accessories		• Provides a full line of parts and accessories for walk-in vans and truck bodies
SV segment	Truck Bodies		• Manufactures and assembles truck bodies for a variety of trades and vocations; body configurations include service, stake, contractor, flatbed, dump/landscape and vocational dry freight bodies under the Royal Truck Body and DuraMag brand names
	Motorhome Chassis		• Custom manufacture diesel chassis for luxury Class A motorhome to the individual specifications of motorhome OEM customers under the Spartan RV Chassis brand name
	Contract Manufacturing		• Provides final assembly services for Isuzu N-gas, NRR-EV and F-series chassis for the North American market under the Builtmore Contract Manufacturing brand name
	Specialty Upfit	STROBES R US	• Provides vocational service body upfit for commercial fleets and government service vehicles under Independent Truck Upfitters
	Parts and Accessories		• Provides truck accessories including headache racks, rails, toolboxes, and ladder racks through Magnum brand and provides a full line of parts and accessories as well as maintenance and repair services for motorhome and specialty chassis
EV	Blue Arc		• All-electric purpose-built Class 3, 4, and 5 chassis platform built from the ground up and designed to serve a wide array of medium-duty truck markets, from last mile parcel delivery fleets to work trucks, passenger busses, recreational vehicles, and more

Source: Company filings

36

• Products sold under Meyer, ELP, Schmidt and MB brands - Plows, Cirron, SNK, Tellefsdal, Tarron, EN, CP, FLL, MP, CPS, PV • Offers snow plough for removal of packed and frozen snow for winter maintenance in urban and mountainous regions Snow Ploughs • Products sold under Aebi brand - Terratrac • Offers machines suited for agriculture and municipal customers with green space management Slope Tractors • Products sold under Schmidt brand - P 2000 and S3000 • Offers solid and reliable salt solution station and an ideal addition to the winter maintenance programmes of road administrators, towns and municipalities Salt Solution Stations • Products sold under Arctic brand - Road Maintenance Truck solution • Professional solution which includes a unique, powerful hydraulic control system and tailor - made software Road Maintenance Trucks • Products sold under MB brand • Offers solutions for application on high - traffic freeways to airport runways, for governments and road marking contractors Pavement Marking Machines • Products sold under Monroe and Towmaster brands – Commercial Truck, Municipal Truck and Trailers • Offers a wide range of products and services including fire apparatus equipment, armored vehicles, steel fabrication, welding/repair, and truck equipment distribution and installation, among others • Specializes in snow and ice control equipment, towing, and service, utility, dump and platform bodies Truck Equipment & Trailers • Products sold under Aebi brand – Combicut product range • Offers solutions for challenging terrain with variable hydrostatic traction drive and active steering Motor Mowers / Single Axle Machines Aebi Schmidt Product Profile • Products sold under the Schmidt brand – Swingo 200+, Cleango 550, Street King 660, eCleango 550, Cleango 500, MSH, SK Unimog, Senior 2000, LKS, MFH 250 and MFH 550, among others • Solution for daily cleaning jobs in inner - city areas as well as in industrial areas • Offers fully electric version for some models Sweepers • Products sold under Arctic and Schmidt brands - CityJet 6000, Straliq CityJet, eCityJet 3030, CityJet 3030 and SCW • Solutions for efficient cleaning of urban areas including powerful spraying machine Street Washers • Products sold under Arctic, MB and Schmidt brands - Supra 4002 / 5002, FS HP, FS 110T, SRM, Blowers and Santera 3000 • Offers self - propelled snow clearing machine, specially designed for removing large quantities of snow on airports or all road surfaces • Offers snow cutter - blowers for clearing snow from all types of traffic areas Snow Removal Machines • Products sold under Schmidt, Nido, Swenson, MB and Arctic brands - ASP Airport, Straliq, CSP, Liquid Systems and Sprayers • Provides spraying machine designed for precise brine and r ange of compact sprayers Sprayers • Products sold under Schmidt brand - ACE, Stratos Combi Soliq and TSS • Combination machine for de - icing runways, taxi - ways and aprons and for winter maintenance • Offers towed sweeping and spraying unit designed for de - icing Combination Machines • Products sold under Schmidt and MB brand – CJS, CJS - DI, TJS - C and Multi - tasking Solutions • Offers compact sweeper / blower unit with an additional mounted spreader, sprayer or de - icer and jet sweepers Jet Sweepers • Products sold under Swenson, Meyer, ELP, Schmidt and Nido brands – Stratos, Traxos and Syntos lines of spreaders • Offers spreaders for winter maintenance of municipal, country and national roads • Spreaders for de - icing of mountainous regions Spreaders 37 Source: Company information, Website

No offer or solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (“Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Participants in the Solicitation

Shyft, Aebi Schmidt and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the Securities and Exchange Commission (“SEC”), be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the transaction, by security holdings or otherwise, are set forth in the combined proxy statement/prospectus and other relevant materials filed with the SEC. Information regarding the directors and executive officers of Shyft is contained in the sections entitled “Election of Directors” and “Ownership of Securities” included in Shyft’s proxy statement for the 2025 annual meeting of stockholders, which was filed with the SEC on March 31, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000743238/000114036125011166/ny20039255x1_def14a.htm) and in the section entitled “Directors, Executive Officers and Corporate Governance” included in Shyft’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 20, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000743238/000143774925004501/shyf20241231c_10k.htm), and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated below.

Additional information and where to find it

Aebi Schmidt filed a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The Form S-4 contains a combined proxy statement/prospectus of Shyft and Aebi Schmidt. Aebi Schmidt and Shyft prepared and filed the combined proxy statement/prospectus with the SEC and Shyft will mail the combined proxy statement/prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the proposed transaction. INVESTORS SHOULD READ THE COMBINED PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The Form S-4, the combined proxy statement/prospectus and all other documents filed with the SEC in connection with the transaction will be available when filed free of charge on the SEC’s web site at www.sec.gov. Copies of documents filed with the SEC by Shyft will be made available free of charge on Shyft’s investor relations website at https://theshyftgroup.com/investor-relations/.

Forward-Looking Statements

Certain statements in this communication are forward-looking statements. In some cases, Shyft has identified forward-looking statements by such words or phrases as “will likely result,” “is confident that,” “expect,” “expects,” “should,” “could,” “may,” “will continue to,” “believe,” “believes,” “anticipates,” “predicts,” “forecasts,” “estimates,” “projects,” “potential,” “intends” or similar expressions identifying “forward-looking statements”, including the negative of those words and phrases. Such forward-looking statements are based on management’s current views and assumptions regarding future events, future business conditions and the outlook for Shyft based on currently available information. These forward-looking statements may include projections of Shyft’s future financial performance, Shyft’s anticipated growth strategies and anticipated trends in Shyft’s business. These statements are only predictions based on management’s current expectations and projections about future events. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and anticipated growth strategies and anticipated trends in Shyft’s, Aebi Schmidt’s and, following the completion of the proposed transaction, the combined company’s business.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements include, among others, the non-satisfaction or non-waiver, on a timely basis or otherwise, of one or more closing conditions to the proposed transaction; the prohibition or delay of the consummation of the proposed transaction by a governmental entity; the risk that the proposed transaction may not be completed in the expected time frame; unexpected costs, charges or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integration; the ability of the combined company to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of the combined company; inability to retain and hire key personnel; negative changes in the relationships with major customers and suppliers that adversely affect revenues and profits; disruptions to existing business operations; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; risks related to ownership of Aebi Schmidt common stock; uncertainty as to the long-term value of the combined company’s common stock; and the diversion of Shyft’s and Aebi Schmidt’s management’s time on transaction-related matters. These risks, as well as other risks associated with the businesses of Shyft and Aebi Schmidt, are more fully discussed in the combined proxy statement/prospectus. Although management believes the expectations reflected in the forward-looking statements are reasonable, Shyft cannot guarantee future results, level of activity, performance or achievements. Moreover, neither management, Shyft nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Shyft wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Shyft is under no duty to and specifically declines to undertake any obligation to publicly revise or update any of these forward-looking statements after the date of this communication to conform its prior statements to actual results, revised expectations or to reflect the occurrence of anticipated or unanticipated events.

Additional information concerning these and other factors that may impact Shyft’s and Aebi Schmidt’s expectations and projections can be found in Shyft’s periodic filings with the SEC, including Shyft’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Shyft’s SEC filings are available publicly on the SEC’s website at www.sec.gov.